UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

FCCC, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

30246C104
(CUSIP Number)

Bernard Zimmerman 18 High Meadow Rd. Weston, CT 06883 (203) 226-5165
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30246C104

1.	Names of Reporting Persons. Bernard Zimmerman & Company, Inc. I.R.S. Identification Nos. of above persons (entities only). 13-2736451
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Connecticut
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 241,800
	8.	Shared Voting Power 241,800
	9.	Sole Dispositive Power 241,800
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 241,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%(1)
14.	Type of reporting person (See Instructions) CO
____________________
(1) Based upon 3,461,022 shares of Common Stock outstanding of the Company, comprised of (i) 1,561,022 shares of Common Stock outstanding of the Company as reported by the Company on its Form 10-K, as filed with the Securities and Exchange Commission on June 27, 2014 and (ii) 1,900,000 shares of Common Stock issued pursuant to the Purchase Agreement (as defined herein).

This Amendment No. 4 to Schedule 13D (“Amendment “) amends and supplements, as set forth below, the information contained in Item 5 of the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on September 6, 2002 (the “Initial Schedule 13D”), as amended by Amendment No. 3 to Schedule 13D filed May 7, 2008, Amendment No. 2 to Schedule 13D filed May 25, 2004, and Amendment No. 1 to Schedule 13D filed July 14, 2003. All capitalized terms contained herein but not otherwise defined have the meanings set forth in the Initial Schedule 13D.

This Amendment reports a greater than 1% decrease in the percentage of outstanding shares of Common Stock beneficially owned by the Reporting Person as a result of the dilutive effect of the issuance of additional shares of Common Stock by the Company by the Issuer, as described in Item 5, below.

Item 4. Purpose of Transaction

The Reporting Person acquired the shares of Common Stock for investment purposes and the Reporting Person does not have any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) – (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals regarding the Company or its investment in the Issuer.

Item 5. Interest in Securities of the Issuer

The Reporting Person beneficially owns 7.0% of the outstanding shares of Common Stock of the Company.

The Company has 3,461,022 shares of Common Stock outstanding comprised of (i) 1,561,022 shares of Common Stock outstanding of the Company as reported by the Company on its Form 10-K, as filed with the Securities and Exchange Commission on June 27, 2014 and (ii) an aggregate of 1,900,000 shares of Common Stock issued to Frederick L. Farrar, Chafre, LLC, LFM Investments, Inc., Charles E. Lanham and Daniel R. Loftus (the “Purchasers”) pursuant to a Securities Purchase Agreement, dated June 27, 2014 (the “Purchase Agreement”), between the Company and the Purchasers.

The issuance of shares of Common Stock pursuant to the Purchase Agreement resulted in a decrease in the percentage of outstanding shares of Common Stock beneficially owned by the Reporting Person of more than 1%.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Voting Agreement between the Reporting Person, Bernard Zimmerman, the principal of the Reporting Person, and Frederick L. Farrar, dated as of June 27, 2014, Frederick L. Farrar, a director of the Company upon the closing of the transactions under the Purchase Agreement, has limited ability to direct the voting of the 241,800 shares of Common Stock held by the Reporting Person.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Securities Purchase Agreement, dated June 27, 2014 (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-K for the fiscal year ended March 31, 2014 (file no. 001-08589)).

Exhibit 2	Voting Agreement, dated June 27, 2014 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bernard Zimmerman & Company, Inc.

Date: July 16, 2014	By:	/s/ Bernard Zimmerman
Bernard Zimmerman
President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)